                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                         (AMENDMENT NO. ___________)*

                        Graybar Electric Company, Inc.
-------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $1.00 per share
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                     None
-------------------------------------------------------------------------------
                                (CUSIP Number)

-------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                              [ ]  Rule 13d-1(b)
                              [ ]  Rule 13d-1(c)
                              [x]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. .......................................

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                                                                Page 2 of 15

            1.        Names of Reporting Persons.
                      I.R.S. Identification Nos. of above persons (entities only).
                      D. E. DeSousa

-------------------------------------------------------------------------------
            2.        Check the Appropriate Box if a Member of a Group (See
                      Instructions)

                      (a)      X

                      (b)

-------------------------------------------------------------------------------
                      SEC Use Only

            3.        .......................................................

                      .......................................................

-------------------------------------------------------------------------------
            4.        Citizenship or Place of Organization:   USA
-------------------------------------------------------------------------------

Number of                    5. Sole Voting Power: -0-
Shares
Beneficially                 6. Shared Voting Power: 5,591,081
Owned by
Each Reporting               7. Sole Dispositive Power: 3,033
Person With
                             8. Shared Dispositive Power: -0-

-------------------------------------------------------------------------------
            9.        Aggregate Amount Beneficially Owned by Each
                      Reporting Person: 5,591,081

-------------------------------------------------------------------------------
            10.       Check if the Aggregate Amount in Row (9) Excludes
                      Certain Shares (See Instructions):

-------------------------------------------------------------------------------
            11.       Percent of Class Represented by Amount in Row
                      (9): 95.5%

-------------------------------------------------------------------------------
            12.       Type of Reporting Person (See Instructions):  IN

            1.        Names of Reporting Persons.
                      I.R.S. Identification Nos. of above persons (entities only).
                      L. R. Giglio

-------------------------------------------------------------------------------
            2.        Check the Appropriate Box if a Member of a Group (See
                      Instructions)

                      (a)      X

                      (b)

-------------------------------------------------------------------------------
                      SEC Use Only

            3.        .......................................................

                      .......................................................

-------------------------------------------------------------------------------
            4.        Citizenship or Place of Organization:   USA

Number of                    5. Sole Voting Power: -0-
Shares
Beneficially                 6. Shared Voting Power: 5,591,081
Owned by
Each Reporting               7. Sole Dispositive Power: 5,924
Person With
                             8. Shared Dispositive Power: -0-


-------------------------------------------------------------------------------
            9.        Aggregate Amount Beneficially Owned by Each
                      Reporting Person: 5,591,081

-------------------------------------------------------------------------------
            10.       Check if the Aggregate Amount in Row (9) Excludes
                      Certain Shares (See Instructions):

-------------------------------------------------------------------------------
            11.       Percent of Class Represented by Amount in Row (9): 95.5%

-------------------------------------------------------------------------------
            12.       Type of Reporting Person (See Instructions):  IN

            1.        Names of Reporting Persons.
                      I.R.S. Identification Nos. of above persons (entities only).
                      T. S. Gurganous

-------------------------------------------------------------------------------
            2.        Check the Appropriate Box if a Member of a Group (See
                      Instructions)

                      (a)      X

                      (b)

-------------------------------------------------------------------------------
                      SEC Use Only

            3.        .......................................................

                      .......................................................

-------------------------------------------------------------------------------
            4.        Citizenship or Place of Organization:   USA

-------------------------------------------------------------------------------
Number of             5. Sole Voting Power: -0-
Shares
Beneficially          6. Shared Voting Power: 5,591,081
Owned by
Each Reporting        7. Sole Dispositive Power: 6,890
Person With
                      8. Shared Dispositive Power: -0-

-------------------------------------------------------------------------------
            9.        Aggregate Amount Beneficially Owned by Each
                      Reporting Person: 5,591,081

-------------------------------------------------------------------------------
            10.       Check if the Aggregate Amount in Row (9) Excludes
                      Certain Shares (See Instructions):

-------------------------------------------------------------------------------
            11.       Percent of Class Represented by Amount in Row (9): 95.5%

-------------------------------------------------------------------------------
            12.       Type of Reporting Person (See Instructions):  IN

            1.        Names of Reporting Persons.
                      I.R.S. Identification Nos. of above persons (entities only).
                      R. D. Offenbacher

-------------------------------------------------------------------------------
            2.        Check the Appropriate Box if a Member of a Group (See
                      Instructions)

                      (a)      X

                      (b)
-------------------------------------------------------------------------------
                      SEC Use Only

            3.        .......................................................

                      .......................................................

-------------------------------------------------------------------------------
            4.        Citizenship or Place of Organization: USA
-------------------------------------------------------------------------------

Number of             5. Sole Voting Power: -0-
Shares
Beneficially          6. Shared Voting Power: 5,591,081
Owned by
Each Reporting        7. Sole Dispositive Power: 8,402
Person With
                      8. Shared Dispositive Power: -0-

-------------------------------------------------------------------------------
            9.        Aggregate Amount Beneficially Owned by Each
                      Reporting Person: 5,591,081

-------------------------------------------------------------------------------
            10.       Check if the Aggregate Amount in Row (9) Excludes
                      Certain Shares (See Instructions):

-------------------------------------------------------------------------------
            11.       Percent of Class Represented by Amount in Row (9): 95.5%

-------------------------------------------------------------------------------
            12.       Type of Reporting Person (See Instructions):  IN

            1.        Names of Reporting Persons.

                      I.R.S. Identification Nos. of above persons (entities only).
                      R. A. Reynolds, Jr.

-------------------------------------------------------------------------------
            2.        Check the Appropriate Box if a Member of a Group (See
                      Instructions)

                      (a)      X

                      (b)

                      SEC Use Only

-------------------------------------------------------------------------------
            3.        .......................................................

                      .......................................................

-------------------------------------------------------------------------------
            4.        Citizenship or Place of Organization: USA
-------------------------------------------------------------------------------

Number of             5. Sole Voting Power: -0-
Shares
Beneficially          6. Shared Voting Power: 5,591,081
Owned by
Each Reporting        7. Sole Dispositive Power: 12,675
Person With
                      8. Shared Dispositive Power: -0-

-------------------------------------------------------------------------------
            9.        Aggregate Amount Beneficially Owned by Each
                      Reporting Person: 5,591,081

-------------------------------------------------------------------------------
            10.       Check if the Aggregate Amount in Row (9) Excludes
                      Certain Shares (See Instructions):

-------------------------------------------------------------------------------
            11.       Percent of Class Represented by Amount in Row (9): 95.5%

-------------------------------------------------------------------------------
            12.       Type of Reporting Person (See Instructions):  IN

Item 1(a)         Name of Issuer:
---------         --------------

                  Graybar Electric Company, Inc.

Item 1(b)         Address of Issuer's Principal Executive Offices:
---------         -----------------------------------------------

                  34 North Meramec Avenue
                  P.O. Box 7231
                  St. Louis, Missouri  63177

Item 2(a)         Name of Person Filing:
---------         ---------------------

                  Pursuant to the provisions of Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, this Schedule 13G is being filed on behalf of the following persons as Voting Trustees of the Voting Trust established by a Voting Trust Agreement dated as of April 1, 1997 (the "Voting Trust"):

                  (i)   D. E. DeSousa

                  (ii)  L. R. Giglio

                  (iii) T. S. Gurganous

                  (iv)  R. D. Offenbacher

                  (v)   R. A. Reynolds, Jr.

                  Attached hereto as Exhibit A is the agreement in writing of each of the above that this Schedule 13G is filed on behalf of each of them.

Item 2(b)         Address of Principal Business Office or, if none, Residence:
---------         -----------------------------------------------------------

                  (i) The principal business office of Messrs. DeSousa, Giglio, Gurganous, Offenbacher and Reynolds is:

                             c/o Graybar Electric Company, Inc.
                             34 North Meramec Avenue
                             P.O. Box 7231
                             St. Louis, Missouri  63177

Item 2(c)         Citizenship:
---------         -----------

                  All persons named in response to Item 2(a) are citizens of the United States of America.

Item 2(d)         Title of Class of Securities:
---------         ----------------------------

                  Common Stock, par value $1.00 per share.

Item 2(e)         CUSIP Number:
---------         ------------

                  None - not publicly traded.

Item 3            Not Applicable.
------            --------------

Item 4            Ownership:
------            ---------

                  (a) Amount Beneficially Owned:

                  At December 31, 2006, 5,591,081 shares of Common Stock, par value $1.00 per share (the "Common Stock"), of Graybar Electric Company, Inc. ("Graybar") had been deposited in the Voting Trust.



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                                                                 Page 9 of 15

                  The following table shows the beneficial ownership of Voting Trust Certificates representing shares of Common Stock owned at December 31, 2006 by the persons named in response to Item 2(a):

                         Name                                Number of Shares
                  -------------------                        ----------------

                  D. E. DeSousa                                    3,033
                  L. R. Giglio                                     5,924
                  T. S. Gurganous                                  6,890
                  R. D. Offenbacher                                8,402
                  R. A. Reynolds, Jr.                             12,675

                  (b) Percent of Class:

                  The shares of Common Stock described in response to Item 4(a) amounted to approximately 95.5% of the outstanding shares of Common Stock on December 31, 2006.

                  (c) The following table sets forth, as of December 31, 2006, for each of the persons named in response to Item 2(a), the number of shares of Common Stock as to which such person has (i) sole power to vote or to direct the vote, (ii) shared power to vote or to direct the vote, (iii) sole power to dispose or to direct the disposition of, or (iv) shared power to dispose or to direct the disposition of:

                                                                               Power to dispose
                                           Power to vote or to                 or to direct the
                                            direct the vote*                    disposition of
                                           -------------------                 ----------------
                Name                     Sole             Shared             Sole            Shared
         ------------------              ----             ------             ----            ------

         D. E. DeSousa                   -0-             5,591,081            3,033           -0-
         L. R. Giglio                    -0-             5,591,081            5,924           -0-
         T. S. Gurganous                 -0-             5,591,081            6,890           -0-
         R. D. Offenbacher               -0-             5,591,081            8,402           -0-
         R. A. Reynolds, Jr.             -0-             5,591,081           12,675           -0-

--------
                  *The Voting Trustees may not, without the consent of the holders of Voting Trust Certificates representing at least 75% of the aggregate number of shares of Common Stock then deposited in the Voting Trust, vote on or consent to the merger or consolidation of Graybar into another corporation, the sale of all or substantially all of Graybar's assets or the liquidation and dissolution of Graybar.

Item 5            Ownership of Five Percent or Less of a Class.
------            --------------------------------------------

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ( ).

Item 6            Ownership of More than Five Percent on Behalf of Another
------            --------------------------------------------------------
                  Person.
                  ------

                  All dividends payable with respect to shares of Common Stock deposited in the Voting Trust are payable to the Voting Trustees as the owners of record of such shares. The Voting Trustees are authorized to retain, subject to the terms of the Voting Trust Agreement, any shares of Common Stock received as a stock dividend, and to deliver to each holder of a Voting Trust Certificate representing shares of Common Stock on which such stock dividend shall have been paid an additional Voting Trust Certificate for the number of shares received as a dividend with respect to such Common Stock. The Voting Trustees pay or cause to be paid to the holders of Voting Trust Certificates an amount equal to any cash dividends and any distribution paid other than in cash or Common Stock. The Voting Trustees have no power to direct the sale or to receive the proceeds of a sale of the Common Stock deposited in the Voting Trust, such power being in the holders of the Voting Trust Certificates issued in respect of such shares of Common Stock.

Item 7            Identification and Classification of the Subsidiary Which
------            ---------------------------------------------------------
                  Acquired the Security Being Reported on By the Parent Holding
                  -------------------------------------------------------------
                  Company.
                  -------

                  Not applicable.

Item 8            Identification and Classification of Members of the Group.
------            ---------------------------------------------------------

                  Not applicable.

Item 9            Notice of Dissolution of Group.
------            ------------------------------

                  Not applicable.

Item 10           Certification.
-------           -------------

                  Not applicable.

Signature
---------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 12, 2007

                                                      /S/ D. E. DESOUSA
                                                     -------------------
                                                        D. E. DeSousa




                                   EXHIBIT A
                                   ---------

                  The persons named below hereby agree to file one Schedule 13G to report ownership as of December 31, 2006 of Common Stock of Graybar Electric Company, Inc., and agree that the Schedule 13G to which this agreement, executed in counterparts, is attached as Exhibit A is filed on behalf of each of them.

             /S/D. E. DESOUSA
           --------------------           ---------------------
               D. E. DeSousa                  L. R. Giglio


           --------------------           ---------------------
             T. S. Gurganous                R. D. Offenbacher


           --------------------
            R. A. Reynolds, Jr.

Signature
---------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 12, 2007

                                                  /S/ L. R. GIGLIO
                                                 -------------------
                                                    L. R. Giglio




                                   EXHIBIT A
                                   ---------

                  The persons named below hereby agree to file one Schedule 13G to report ownership as of December 31, 2006 of Common Stock of Graybar Electric Company, Inc., and agree that the Schedule 13G to which this agreement, executed in counterparts, is attached as Exhibit A is filed on behalf of each of them.

                                            /S/L. R. GIGLIO
           --------------------           ---------------------
               D. E. DeSousa                  L. R. Giglio



           --------------------           ---------------------
             T. S. Gurganous                R. D. Offenbacher


           --------------------
            R. A. Reynolds, Jr.

Signature
---------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 12, 2007

                                                    /S/ T. S. GURGANOUS
                                                   ---------------------
                                                      T. S. Gurganous




                                   EXHIBIT A
                                   ---------

                  The persons named below hereby agree to file one Schedule 13G to report ownership as of December 31, 2006 of Common Stock of Graybar Electric Company, Inc., and agree that the Schedule 13G to which this agreement, executed in counterparts, is attached as Exhibit A is filed on behalf of each of them.


           --------------------           ---------------------
               D. E. DeSousa                  L. R. Giglio


           /S/ T. S. GURGANOUS
           --------------------           ---------------------
             T. S. Gurganous                R. D. Offenbacher


           R. A. Reynolds, Jr.
           --------------------

Signature
---------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 12, 2007

                                                  /S/ R. D. OFFENBACHER
                                                 -----------------------
                                                    R. D. Offenbacher




                                   EXHIBIT A
                                   ---------

                  The persons named below hereby agree to file one Schedule 13G to report ownership as of December 31, 2006 of Common Stock of Graybar Electric Company, Inc., and agree that the Schedule 13G to which this agreement, executed in counterparts, is attached as Exhibit A is filed on behalf of each of them.


           --------------------           ---------------------
               D. E. DeSousa                  L. R. Giglio


                                          /S/ R. D. OFFENBACHER
           --------------------           ---------------------
              T. S. Gurganous               R. D. Offenbacher



           --------------------
            R. A. Reynolds, Jr.

Signature
---------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 12, 2007

                                            /S/ R.A. REYNOLDS, JR.
                                           ------------------------
                                              R. A. Reynolds, Jr.




                                   EXHIBIT A
                                   ---------

                  The persons named below hereby agree to file one Schedule 13G to report ownership as of December 31, 2006 of Common Stock of Graybar Electric Company, Inc., and agree that the Schedule 13G to which this agreement, executed in counterparts, is attached as Exhibit A is filed on behalf of each of them.


           -----------------------           ---------------------
               D. E. DeSousa                     L. R. Giglio


           -----------------------           ---------------------
              T. S. Gurganous                  R. D. Offenbacher


           /S/ R. A. REYNOLDS, JR.
           -----------------------
             R. A. Reynolds, Jr.

                                    [Graybar logo]

                           P. O. BOX 7231 ST. LOUIS,
                                MISSOURI 63177

Martin J. Beagen
  Vice President and Controller
  Phone    314-573-9200
  Direct   314-573-9431
  Fax      314-573-9455

                                                            February 12, 2007



Securities & Exchange Commission
450 Fifth Street
Washington, DC  20549

                    Subject: Graybar Electric Company, Inc.
                             Schedule 13-G

Dear Sir/Madam:

           Transmitted herewith is Graybar Electric Company, Inc. Schedule 13-G relating to the Voting Trust established by the Voting Trust Agreement dated April 1, 1997.

                                                          Sincerely yours,

                                                          /s/ Martin J. Beagen

                                                          Martin J. Beagen



Enclosures

c:   T. F. Dowd
     J. H. Denne, Esq.



             34 NORTH MERAMEC AVENUE, CLAYTON, MISSOURI 63105-3882